STRICTLY PRIVATE AND CONFIDENTIAL

INDICATIVE. NOT A COMMITMENT TO LEND. NON-BINDING EXCEPT FOR THE BINDING PROVISIONS

[redacted]

SUMMARY OF INDICATIVE TERMS AND CONDITIONS

$95,000,000 SENIOR SECURED NEW RISE RENO REINSTATEMENT AND LEASE RESOLUTION FACILITY

for New Rise Renewables Reno, LLC, as Borrower, with the support of XCF Global, Inc. and its subsidiaries

October 16, 2026

To:	XCF Global, Inc., a Delaware corporation (Nasdaq: SAFX), on behalf of itself and the other Credit Parties
From:	[redacted] or its assigns, together with its affiliates, managed funds and successors (the "Lender")
Transaction:	A senior secured credit facility of up to $100,000,000, ranking equally in all respects with the Senior Notes held by [redacted] and on terms that mirror them, to (a) reinstate the Senior Notes by curing all past due principal and interest, and (b) resolve all amounts owed to [redacted] under the Ground Lease for the New Rise Reno facility, with fee and funding terms that reward a negotiated discount of the [redacted] Claim

This Summary of Indicative Terms and Conditions (this "Term Sheet") sets out the principal terms on which [redacted] or its assigns proposes to provide the credit facility described below to New Rise Renewables Reno, LLC, as Borrower, with the support of XCF Global, Inc. and its subsidiaries. Except for the Binding Provisions identified in Section 17(h) (Binding Effect), this Term Sheet is non-binding and does not constitute a commitment to lend. Capitalized terms are defined where first used. All amounts owed to existing creditors are estimates based on information provided by XCF and remain subject to confirmation by payoff, reinstatement and estoppel letters.

SUMMARY OF FACILITY

Term	New Rise Reno Reinstatement and Lease Resolution Facility
Amount	$95,000,000, sized at the Closing to the [redacted] Reinstatement Amount, the [redacted] Settlement Amount, fees and closing costs and fully funded at the Closing
Borrower	New Rise Renewables Reno, LLC, as a special purpose entity with an Independent Manager, for the equal benefit of [redacted] and the Lender
Purpose	Cure of all past due principal and interest on the Senior Notes, and full and final settlement of the [redacted] Claim under the Ground Lease
Ranking	Senior secured and equal in all respects with all of the Senior Notes, including the USDA-guaranteed notes: lien priority, right of payment, sharing of proceeds, enforcement and voting, under an intercreditor agreement approved by USDA. No subordinate position will be accepted
Loan Terms	Identical to the Senior Notes in all respects other than the principal amount and the interest rate, which equals the blended rate of the Senior Notes
Interest Rate	Floating; Prime Rate + 3.00%, the weighted average of the Senior Notes (80% at Prime + 2.00% and 20% at Prime + 7.00%), adjusted quarterly
Payments	Cash, monthly on the 6th, principal and interest with level amortization to the Maturity Date
Maturity	December 6, 2037, the same date as the Senior Notes
Prepayment	Permitted on any Payment Date without premium, only together with a pro rata prepayment of the Senior Notes
Origination Fee	3.00% of the Facility Amount
Due Diligence Fee	$1,000,000 (1.00% of the maximum commitment), paid in cash on signing this Term Sheet and not credited against any other fee
Credit Support	Leasehold deed of trust, UCC liens, equity pledges, assignment of material contracts and guarantees from XCF and its subsidiaries, all shared equally and ratably with the Senior Notes
Linkage	Standalone. Not cross-collateralized or cross-defaulted with the Lender's financing of the Paramount Facility

1. TRANSACTION OVERVIEW

(a) **Lender.** [redacted] or its assigns, together with its affiliates, managed funds and successors (collectively, the "Lender"). The Lender may designate a special purpose affiliate or managed vehicle to act as lender of record under the Definitive Documents.

(b) **Parent.** XCF Global, Inc., a Delaware corporation (Nasdaq: SAFX) ("XCF" or "Parent").

(c) **Borrower.** New Rise Renewables Reno, LLC, a Delaware limited liability company (the "Borrower"), the tenant under the Ground Lease and the maker of the Senior Notes (under its former name, Ryze Renewables Reno, LLC, to be confirmed under Section 11(m)). The Borrower shall meet the special purpose entity requirements of Section 7.

(d) **Guarantors.** Each of the following (collectively, the "Guarantors") will provide an unconditional, irrevocable, joint and several guarantee of payment and performance of all obligations of the Borrower to the Lender (the "Obligations"), subject to the savings clause in Section 7(e):

  (i) XCF Global, Inc.;

  (ii) XCF Global Capital Inc., a Nevada corporation;

  (iii) New Rise Renewables, LLC (formerly Ryze Renewables, LLC), the existing guarantor of the Senior Notes; and

  (iv) each other existing and future direct or indirect subsidiary of XCF, other than New Rise Renewables Paramount, LLC.

The Borrower and the Guarantors are the "Credit Parties".

(e) **Reno Facility.** The renewable diesel and sustainable aviation fuel production facility located at 611 and 615 Peru Drive, McCarran, Storey County, Nevada, within the Tahoe-Reno Industrial Center (APN 5-031-14), including all buildings, improvements, equipment, fixtures and related easement rights (the "Reno Facility").

(f) **Senior Notes.** The four promissory notes dated December 6, 2017 issued by the Borrower to [redacted] Note 1A in the original principal amount of $45,032,000, Note 1B in the original principal amount of $11,258,000, Note 2A in the original principal amount of $45,032,000 and Note 2B in the original principal amount of $11,258,000, in the aggregate original principal amount of $112,580,000, together with the related loan, guaranty and security documents (the "Senior Loan Documents"). Notes 1A and 2A are each guaranteed as to 100% of outstanding principal by the United States Department of Agriculture, Rural Development ("USDA"), and bear interest at the Prime Rate plus 2.00%. Notes 1B and 2B are not guaranteed and bear interest at the Prime Rate plus 7.00%. All four Senior Notes mature on December 6, 2037.

(g) **Ground Lease.** The Ground Lease dated as of March 31, 2022 between [redacted] as landlord, and the Borrower, as tenant, together with the related lease documents, the Landlord Subordination and Collateral Access Agreement with Purchase Option and Right of First Refusal dated March 31, 2022 between [redacted] and [redacted] (the "[redacted] Agreement"), and the Forbearance Agreement among [redacted] the Borrower and XCF effective April 2026 (the "[redacted] Forbearance"), each as amended (collectively, the "Lease Documents").

(h) **Standalone Facility.** The Facility is a standalone credit. It is not cross-collateralized or cross-defaulted with any financing the Lender provides to New Rise Renewables Paramount, LLC for the Paramount Facility, and no default under that financing shall be a Default under the Facility.

2. FACILITY TERMS

(a) **Facility.** A senior secured term loan facility in a principal amount equal to $95,000,000 (the "Facility"), funded in full in a single advance at the Closing.

(b) **Closing.** The date on which the Facility is funded and the [redacted] Reinstatement Amount and the [redacted] Settlement Amount are paid (the "Closing"). The Closing may occur on its own timeline and is not conditioned on the closing of the Paramount Facility financing. If the Closing has not occurred by January 31, 2027 (the "Outside Date"), the Lender may terminate this Term Sheet.

(c) **Identical Terms.** Other than its principal amount and its interest rate, the Facility shall have terms identical to the Senior Notes and the Senior Loan Documents, conformed only as needed to reflect the Lender as holder. This includes payment dates, amortization, maturity, late charges, prepayment, application of payments, representations, covenants, reporting, events of default, remedies, governing law and waivers.

(d) **Maturity.** December 6, 2037, the maturity date of the Senior Notes (the "Maturity Date"), when all outstanding principal, accrued interest and other Obligations are due.

(e) **Interest Rate.** A floating rate per annum equal to the Prime Rate published in the Money Rates section of The Wall Street Journal plus 3.00%, which is the weighted average rate of the Senior Notes (80% of original principal at the Prime Rate plus 2.00% and 20% at the Prime Rate plus 7.00%). The rate adjusts quarterly on the sixth day of each January, April, July and October, the same dates as the Senior Notes, and interest is calculated on the basis of actual days elapsed over a 360-day year. Interest accrues on the full principal amount from the Closing, including amounts held in the [redacted] Holdback Account. At the Prime Rate of 7.00% in effect on the date of this Term Sheet, the initial rate would be 10.00%.

(f) **Payments.** Principal and interest are payable in cash monthly on the sixth day of each month, or the next business day (each a "Payment Date"), beginning on the first Payment Date after the Closing, in amounts providing for level amortization of principal to the Maturity Date and recalculated at each rate adjustment, in the same manner as the Senior Notes.

(g) **Late Charge.** A late charge of 5.00% of any installment not received within 15 days after its due date, the same as the Senior Notes. No default rate of interest applies unless one applies under the Senior Loan Documents.

(h) **Prepayment.** The Facility may be prepaid in whole or in part on any Payment Date without premium, with accrued interest on the amount prepaid, but only together with a corresponding pro rata prepayment of the Senior Notes. Under the Intercreditor Agreement, the Senior Notes may be prepaid only together with a corresponding pro rata prepayment of the Facility. This requirement does not apply to the application of any unused closing contingency or any balance of the [redacted] Holdback Account under Section 5(e).

(i) **Amendments and Forbearance.** Under the Intercreditor Agreement, any amendment, waiver, extension or forbearance granted under the Senior Loan Documents shall be offered

on the same terms under the Facility, and the reverse, so that the Facility and the Senior Notes remain on equal terms.

3. EXISTING CREDITOR POSITION

(a) [redacted] Based on the [redacted] statement as of September 30, 2026, and on XCF's advice that the amount owed to [redacted] equals principal plus accrued interest plus late charges:

Senior Notes (statement as of September 30, 2026)	**Amount**
Principal outstanding	$112,580,000
Interest accrued	$27,420,000
Late charges	$3,180,000
Estimated payoff (principal, accrued interest and late charges)	$143,180,000
Principal and interest past due	$39,290,000
Estimated principal and interest past due at an assumed January 1, 2027 Closing	**$43,300,000**

Principal and interest past due increase by approximately $1,300,000 for each month the Closing occurs after January 1, 2027. The Senior Notes are not accelerated or paid off by the Facility. They are reinstated by payment of the past due amounts and remain outstanding on their existing terms.

(b) [redacted] Based on the [redacted] invoices and payment schedule provided by XCF:

Ground Lease [redacted]	**Amount**
Arrears at September 30, 2026	$46,700,000
Arrears including the October 1, 2026 invoice	$49,500,000
Projected [redacted] Claim at an assumed January 1, 2027 Closing, including late charges, default interest and per diem charges	**$56,300,000**
Projected [redacted] Base Arrears at January 1, 2027, excluding late charges, default interest, per diem charges, penalties and fees	$30,600,000

The [redacted] Claim increases by approximately $2,400,000 for each month it remains unpaid. The [redacted] Forbearance terminates on the first to occur of January 1, 2027, [redacted] instituting foreclosure proceedings, and any breach by the Borrower of the [redacted] Forbearance.

(c) **Definitions.** "[redacted] Claim" means all amounts claimed by [redacted] under the Lease Documents through the date of determination. "[redacted] Base Arrears" means the portion of the [redacted] Claim consisting of unpaid base rent and other monetary obligations under the Lease Documents, excluding late charges, default interest, per diem charges, penalties and attorneys' fees, as confirmed by [redacted] estoppel.

4. SOURCES AND USES

(a) **Sizing.** Estimated sources and uses at an assumed January 1, 2027

Sources	$	Uses:	$
Facility Amount	$95,000,000	[redacted] Reinstatement Amount, paid to [redacted] (estimated)	$43,300,000
		[redacted] Closing Settlement Amount	30,600,000
		[redacted] Additional Settlement Amount deposited [redacted] Holdback Account	10,000,000
		Closing costs, including title, legal, Independent Engineer, appraisal and Lender expenses (estimated)	1,500,000
		Origination Fee	2,850,000
		XCF Working Capital	6,750,000
Total Sources:	**$95,000,000**	**Total Uses:**	**$95,000,000**

(c) **Payment Mechanics.** At the Closing, the Lender shall fund (i) the [redacted] Reinstatement Amount directly to [redacted] (ii) the portion of the [redacted] Settlement Amount payable at the Closing directly to [redacted] (iii) any Excess Settlement Amount to the [redacted] Holdback Account, and (iv) fees and closing costs.

(d) [redacted] **Late Charges.** The Facility does not fund [redacted] late charges ($3,180,000 at September 30, 2026). The Borrower shall obtain their waiver as a condition to the Closing.

5. [redacted] SETTLEMENT AND DISCOUNT INCENTIVES

(a) [redacted] **Settlement Agreement.** No amount shall be paid to [redacted] unless [redacted] the Borrower and XCF enter into a settlement agreement acceptable to the Lender (the "[redacted] Settlement Agreement") under which the cash amount specified in it (the "[redacted] Settlement Amount") is accepted in full and final satisfaction of the [redacted] Claim through the Closing, with a release of all related claims against the Credit Parties, the extension of the [redacted] Forbearance through the Closing, and the lease amendments and recognition agreement described in Section 10.

(c) [redacted] **Settlement Amount.** The [redacted] Settlement Amount shall be equal to $40,600,000, $30,600,000 of which shall be paid in cash at the Closing (the "[redacted] Closing Settlement Amount").

(d) [redacted] **Holdback Account.** $10,000,000 of the [redacted] Settlement Amount (the "[redacted] Additional Settlement Amount") shall be deposited at the Closing into an account subject to the Lender's sole dominion and control (the "[redacted] Holdback Account") and released to [redacted] in four equal quarterly installments beginning three months after the Closing, provided that on each release date (i) no Event of Default has occurred and is continuing, (ii) [redacted] is not in breach of the [redacted] Settlement Agreement or the lease amendments, and (iii) no

default notice under the Ground Lease is outstanding. If an Event of Default occurs before all installments are released, the balance shall be applied to prepay the Facility and [redacted] claim for the unreleased amount shall be an unsecured claim against the Borrower, subordinated in right of payment to the Obligations and the Senior Notes. The [redacted] Holdback Account is funded solely by the Lender and is held for the Lender alone, not as shared Collateral.

(f) [redacted] **Settlement Deadline.** The Facility will fund [redacted] amounts accrued only through December 1, 2026 (the "[redacted] Settlement Deadline"). Rent, late charges, default interest and per diem charges accruing after the [redacted] Settlement Deadline shall be paid by XCF in cash and shall not be funded by the Facility. If the [redacted] Settlement Agreement is not executed by the [redacted] Settlement Deadline, the [redacted] Settlement Amount the Lender will fund shall be limited to the [redacted] Base Arrears, and the Lender may terminate this Term Sheet.

(g) **Share Consideration.** XCF may offer XCF common stock to [redacted] as part of the settlement, subject to the Lender's approval of the terms. Shares issued to [redacted] are not funded by the Facility and are not counted in the [redacted] Settlement Amount.

(h) **Negotiation Rights.** XCF shall keep the Lender informed of all settlement negotiations with [redacted] and [redacted] provide copies of all proposals, and permit the Lender to participate in negotiations at the Lender's request.

6. [redacted] REINSTATEMENT AND INTERCREDITOR

(a) [redacted] **Reinstatement Amount.** All principal and interest past due under the Senior Notes as of the Closing, as confirmed in a reinstatement letter from [redacted] (the "[redacted] Reinstatement Amount"), estimated at $43,300,000 at a January 1, 2027 Closing.

(b) **Reinstatement Agreement.** An agreement among [redacted] USDA (to the extent required), the Borrower and the Lender under which, upon receipt of the [redacted] Reinstatement Amount, (i) all monetary defaults under the Senior Loan Documents are cured, (ii) all late charges and default interest are waived or paid under Section 4(d), (iii) any acceleration, default notice and foreclosure proceeding is rescinded, and (iv) [redacted] confirms the outstanding principal balance, payment schedule and absence of other defaults (the "Reinstatement Agreement").

(c) **Intercreditor Agreement.** An intercreditor agreement among [redacted] the Lender and the Borrower, approved by USDA (the "Intercreditor Agreement"), under which the Facility and the Senior Notes are equal in every respect, including:

(i) **Lien and payment.** Equal lien priority on all Collateral and equal right of payment, with no payment or collateral advantage to either side;

(ii) **Sharing.** After any event of default, all payments, collateral proceeds and recoveries shared pro rata by outstanding principal;

(iii) **Reciprocal defaults.** An event of default under the Senior Loan Documents is an event of default under the Facility, and the reverse;

(iv) **Joint enforcement.** Acceleration, foreclosure, any USDA liquidation plan, any sale of Collateral and any bankruptcy vote or position require the agreement of both [redacted] (with USDA approval where required) and the Lender. If they do not agree within 90 days after an event of default, either may enforce, with all proceeds shared pro rata;

(v) **Voting.** Equal approval rights over amendments, waivers, releases of Collateral, and the exercise of any rights under the Lease Documents and the [redacted] Agreement; and

(vi) **Mutual purchase rights.** Upon acceleration, each of [redacted] and the Lender may purchase the other's debt at par plus accrued interest.

(d) **Pari Passu Requirement.** The Facility shall rank equally in lien priority and right of payment with all of the Senior Notes, including Notes 1A and 2A guaranteed by USDA. The Lender will not accept a subordinate or second-priority position. If USDA and [redacted] do not approve a pari passu Intercreditor Agreement, the Lender will not fund and may terminate this Term Sheet.

7. BORROWER STRUCTURE AND BANKRUPTCY PROTECTIONS

(a) **Special Purpose Entity.** The organizational documents of the Borrower shall be amended to contain customary special purpose entity and separateness provisions acceptable to the Lender and [redacted] including that the Borrower shall:

(i) own no assets other than the Reno Facility, its leasehold estate under the Ground Lease and related property, and engage in no business other than the ownership and operation of the Reno Facility;

(ii) incur no indebtedness other than the Senior Notes, the Obligations, its obligations under the Lease Documents and trade payables in the ordinary course within limits to be set in the Definitive Documents;

(iii) not guarantee, or pledge its assets for, the obligations of any other person, including XCF and its other subsidiaries;

(iv) maintain its own books, records, bank accounts and financial statements, and not commingle its funds or assets with those of any other person;

(v) conduct business in its own name, observe all limited liability company formalities, and deal with affiliates only on arm's-length terms; and

(vi) not amend its separateness provisions without the prior written consent of [redacted] and the Lender.

(b) **Independent Manager.** The Borrower shall at all times have at least one independent manager who is not, and has not within the prior five years been, a director, officer, employee, creditor, supplier or equity holder of XCF or any of its affiliates, and who is provided by a nationally recognized provider of independent managers acceptable to [redacted] and the Lender (the "Independent Manager"). The affirmative vote of the Independent Manager shall be required for the Borrower to file a voluntary bankruptcy petition, consent to an involuntary petition, seek the appointment of a receiver or trustee, dissolve, liquidate, merge, consolidate, sell all or substantially all of its assets, or amend its separateness provisions. The Independent Manager may be removed or replaced only for cause and only with prior written notice to [redacted] and the Lender.

(c) **Equal Benefit.** The special purpose entity provisions, the Independent Manager and the non-consolidation opinion are for the equal benefit of [redacted] and the Lender, and [redacted] and USDA shall have the same rights to enforce them as the Lender.

(d) **Non-Consolidation Opinion and Solvency Certificates.** Delivery at the Closing of (i) a reasoned non-consolidation opinion of counsel acceptable to the Lender concluding that, in a bankruptcy of XCF or any other Credit Party, the assets and liabilities of the Borrower would not be substantively consolidated with those of that Credit Party, and (ii) a solvency certificate from the chief financial officer of each Credit Party, supported by financial information acceptable to the Lender, certifying that the Credit Party is solvent, is able to pay its debts as they come due, and is not left with unreasonably small capital after giving effect to the Facility, its guarantee and the related transactions.

(e) **Guarantee Savings Clause.** The obligations of each Guarantor shall be limited to the maximum amount that would not render its guarantee or liens void or voidable as a fraudulent transfer or fraudulent conveyance under the Bankruptcy Code or applicable state law. The Guarantors shall enter into a contribution agreement among themselves allocating the benefit and burden of the guarantees, so that each Guarantor receives reasonably equivalent value.

(f) **Business Combination Ring-Fence.** The Lender acknowledges the pending business combination of XCF with DevvStream and Southern Energy Renewables (the "Business Combination"). The Business Combination shall not be a change of control or Default, provided that:

(i) none of the Borrower or any Guarantor that is a subsidiary of XCF assumes, guarantees, or grants any lien to secure, any indebtedness, liability or obligation of DevvStream, Southern Energy Renewables or any of their subsidiaries;

(ii) no asset of the Borrower is transferred to, and no asset or liability of DevvStream, Southern Energy Renewables or any of their subsidiaries is transferred to or merged into, the Borrower;

(iii) XCF, or its successor in the Business Combination, assumes in writing all obligations of XCF under the Definitive Documents; and

(iv) the Lender receives at least 30 days' prior written notice of the closing of the Business Combination, copies of the final transaction documents, and an updated organizational chart.

8. FEES AND EXPENSES

(a) **Due Diligence Fee.** $1,000,000, equal to 1.00% of the maximum Facility commitment, payable by XCF in cash upon execution of this Term Sheet (the "Due Diligence Fee"). This Term Sheet shall not become effective until the Due Diligence Fee is received by the Lender. The Due Diligence Fee is earned when paid, is not credited against the Origination Fee or any other amount, and is non-refundable, except that it shall be refunded if the Lender declines to close for any reason other than a failure by a Credit Party to satisfy a condition precedent, a breach by a Credit Party, or the failure of USDA or [redacted] to approve the Intercreditor Agreement.

(b) **Origination Fee.** 3.00% payable at the Closing from the proceeds of the Facility (the "Origination Fee").

(c) **Expenses.** The Borrower shall pay all reasonable and documented out-of-pocket costs and expenses of the Lender in connection with the Facility, including legal counsel, the Independent Engineer, appraisals, environmental, title, survey, insurance and lien search

costs, and travel, ("Lender Expenses") when and if the Facility closes. Lender Expenses will first be paid from the Due Diligence Fee and then shall be paid from proceeds of the Facility.

9. SECURITY AND CREDIT SUPPORT

(a) **Leasehold Deed of Trust.** A leasehold deed of trust, assignment of rents, security agreement and fixture filing on the Borrower's leasehold estate under the Ground Lease and all buildings, improvements, fixtures and easement rights at the Reno Facility, equal in priority with the lien securing the Senior Notes under the Intercreditor Agreement, insured by an ALTA lender's leasehold policy of title insurance acceptable to the Lender.

(b) **Personal Property.** A security interest, perfected by UCC filings, control agreements and other appropriate means, in all present and after-acquired personal property of the Borrower, equal in priority with [redacted] including:

- (i) all process units, tanks, rail and truck loading facilities, machinery and equipment;
- (ii) all inventory, feedstock and finished product;
- (iii) all accounts, receivables and environmental attributes, including LCFS credits, RINs and Section 45Z credits and the proceeds of any credit transfer;
- (iv) all permits and licenses, to the extent assignable;
- (v) all deposit and securities accounts, subject to account control agreements; and
- (vi) all general intangibles, intellectual property, books and records, and all proceeds of the foregoing.

(c) **Assignment of Material Contracts.** A collateral assignment of all material contracts of the Borrower, with consents and estoppels from each counterparty acceptable to the Lender, including all offtake, feedstock, tolling, terminal, transportation, utility and operating agreements, the [redacted] Settlement Agreement, and all other contracts the loss of which could reasonably be expected to have a material adverse effect.

(d) **Insurance.** A collateral assignment of all insurance policies and proceeds, with the Lender named as additional insured and lender loss payee, subject to the Intercreditor Agreement.

(e) **Equity Pledges.** A pledge of 100% of the equity interests in the Borrower, and of all equity interests owned by any Credit Party in any other entity, other than the equity interests in New Rise Renewables Paramount, LLC.

(f) **Guarantor Liens.** A lien on all present and after-acquired assets of each Guarantor, junior only to liens existing on the date of this Term Sheet and disclosed to the Lender, and subject to any consent required under existing financing documents and to Section 7(e).

(g) **Guarantees.** The guarantees described in Section 1(d), which shall be full recourse, unlimited in amount except as provided in Section 7(e), and continue until the Obligations are repaid in full.

(h) **Equal and Ratable Sharing.** To place the Facility and the Senior Notes on equal footing, (i) all collateral and guarantees now securing the Senior Notes, including the guaranty of New Rise Renewables, LLC, shall also secure the Facility, and (ii) all guarantees and collateral granted under this Section 9 that do not now secure the Senior Notes shall be offered to [redacted] so that every guarantee and every item of collateral secures the Facility

and the Senior Notes equally and ratably under the Intercreditor Agreement. The [redacted] Holdback Account is excluded from sharing.

The assets described in this Section 9 are the "Collateral".

10. GROUND LEASE AMENDMENTS AND [redacted] RECOGNITION

As a condition to any payment to [redacted] and the Borrower shall amend the Lease Documents, and [redacted] shall enter into a recognition agreement with the Lender, each in form acceptable to the Lender, providing that:

(a) **Lender Recognition.** The Lender is recognized as a leasehold mortgagee and "Tenant's Lender" with the same rights as [redacted] under the Lease Documents and the [redacted] Agreement, including subordination of [redacted] interest in the equipment and improvements, collateral access rights, notice and cure rights, and the right to a new lease on any termination or rejection of the Ground Lease.

(b) **Cash Flow Rent.** Any cash flow or percentage rent payable under the Ground Lease, including the sweep beginning in Lease Year 6, is deferred and subordinated to the payment of debt service on the Senior Notes and the Facility until the Obligations are repaid in full.

(c) **Transfer on Enforcement.** [redacted] consents in advance to a transfer of the leasehold estate to [redacted] the Lender or their designee upon enforcement, without any operating history or experience requirement, and waives its right of first refusal on equipment as to any such enforcement.

(d) **Purchase Rights.** The purchase option and right of first refusal granted to [redacted] under the [redacted] Agreement shall be held for the equal benefit of [redacted] and the Lender on terms to be set in the Intercreditor Agreement.

(e) **Bankruptcy.** Any deemed assignment of the Ground Lease to a tenant designated by the leasehold lender in a bankruptcy of the Borrower shall be exercisable by [redacted] and the Lender as provided in the Intercreditor Agreement.

(f) **Cure of Defaults.** All existing defaults under the Lease Documents are cured upon payment of the [redacted] Settlement Amount payable at the Closing, and [redacted] shall deliver an estoppel confirming the Ground Lease is in full force and effect with no default.

11. CONDITIONS PRECEDENT TO CLOSING

The Closing is subject to the following conditions, each in form and substance satisfactory to the Lender:

(a) **Definitive Documents.** Execution of a credit agreement, note, guarantees, security documents and related documents consistent with this Term Sheet (the "Definitive Documents").

(b) **USDA Consent.** Written consent of USDA to the Facility, the Lender's pari passu liens, the Intercreditor Agreement and the amendments to the Borrower's organizational documents under Section 7, and confirmation that the Facility does not impair the USDA guarantee of Notes 1A and 2A.

(c) [redacted] Execution of the Reinstatement Agreement and the Intercreditor Agreement, a reinstatement letter confirming the [redacted] Reinstatement Amount, confirmation that no foreclosure proceeding is pending, and delivery of the complete Senior Loan Documents,

including the loan agreement, all security documents, the USDA loan note guarantees and any lender's agreement with USDA, so that the Definitive Documents can mirror them.

(d) [redacted] Execution of the [redacted] Settlement Agreement by the [redacted] Settlement Deadline, the lease amendments and recognition agreement described in Section 10, an estoppel from [redacted] and extension of the [redacted] Forbearance through the Closing.

(e) **Title.** Issuance of the lender's leasehold title policy described in Section 9(a) and satisfactory UCC, tax lien, judgment and litigation searches.

(f) **Appraisal.** Receipt of an appraisal of the Reno Facility addressed to the Lender.

(g) **Independent Engineer.** A report from the Lender's independent engineer (the "Independent Engineer") on the condition, operations, capacity and capital needs of the Reno Facility.

(h) **Financial Model.** A financial model and operating budget for the Borrower, acceptable to the Lender, showing the sources of payment of debt service on the Senior Notes and the Facility, Ground Lease rent and operating costs.

(i) **Historical Information.** Monthly operating and financial statements of the Borrower for the prior 24 months, all feedstock and offtake agreements, and all notices received from [redacted] USDA and [redacted]

(j) **Environmental.** Receipt of a Phase I environmental site assessment of the Reno Facility and all existing environmental reports and permits.

(k) **Insurance.** Evidence of insurance required under the Definitive Documents, with the Lender named as additional insured and lender loss payee.

(l) **Borrower Structure.** Amended organizational documents of the Borrower containing the provisions described in Section 7(a), appointment of the Independent Manager, and delivery of the opinion and certificates described in Section 7(d).

(m) **Corporate Matters.** Evidence of the existence and good standing of each Credit Party, including (i) evidence that New Rise Renewables Reno, LLC is the same entity that issued the Senior Notes as Ryze Renewables Reno, LLC, and (ii) confirmation that XCF Global Capital Inc. exists as a separate legal entity, together with organizational documents, resolutions, incumbency certificates and legal opinions.

(n) **Consents.** All third-party, governmental and lender consents required for the guarantees, liens and pledges described in Section 9.

(o) **Equity.** Receipt of any XCF cash required under Sections 4(a), 4(d) and 5(f).

(p) **KYC.** All "know your customer" and anti-money laundering information requested by the Lender.

(q) **No Material Adverse Change.** No material adverse change in the business, assets, condition or prospects of the Credit Parties or the Reno Facility since the date of this Term Sheet.

(r) **Fees.** Receipt of the Due Diligence Fee and payment of all fees and expenses due at the Closing.

12. COVENANTS AND EVENTS OF DEFAULT

(a) **Identical Covenants and Events of Default.** The covenants, reporting requirements and events of default under the Facility shall be identical to those under the Senior Loan Documents, conformed only to refer to the Lender and the Facility.

(b) **Reciprocal Default.** An event of default under the Senior Loan Documents shall be an Event of Default under the Facility, and an Event of Default under the Facility shall be an event of default under the Senior Loan Documents.

(c) **Equal Information.** Every report, notice, certificate and item of information delivered to [redacted] or USDA under the Senior Loan Documents shall be delivered to the Lender at the same time.

(d) [redacted] **Settlement Agreement.** The Borrower shall perform the [redacted] Settlement Agreement and the lease amendments described in Section 10. Any default by the Borrower under them that is not cured within the applicable cure period shall be an Event of Default.

(e) **Structural Covenants.** The Borrower shall maintain the special purpose entity provisions and the Independent Manager required by Section 7, and the Credit Parties shall comply with Section 7(f). Any breach shall be an Event of Default, and a change of control of XCF or the Borrower other than the Business Combination completed in compliance with Section 7(f) shall be an Event of Default.

(f) **Standalone.** No default under the Lender's financing of the Paramount Facility shall be a Default or an Event of Default under the Facility.

(g) **Remedies.** Upon an Event of Default, the Lender may exercise all rights under the Definitive Documents and applicable law, subject to the joint enforcement provisions of the Intercreditor Agreement, and may apply the balance of the [redacted] Holdback Account to the Obligations.

13. ROLE OF THE LENDER

(a) **No Control.** The Lender shall not have, and the Definitive Documents shall not grant it, any right to appoint or nominate any director, manager or officer of any Credit Party, any board observer right, or any vote on the business decisions of any Credit Party. The rights of the Lender under the Definitive Documents are the same rights [redacted] holds under the Senior Loan Documents, and are for the protection of the Collateral and the repayment of the Obligations.

(b) **No Participation in Management.** The Lender shall not participate in the management or operational affairs of the Reno Facility, including decisions on environmental compliance, hazardous substance handling or waste disposal. The exercise of the Lender's rights under the Definitive Documents is undertaken solely to protect its security interest.

(c) **Relationship.** The relationship between the Lender and the Credit Parties is solely that of creditor and debtor. Nothing in this Term Sheet or the Definitive Documents creates a partnership, joint venture, fiduciary or agency relationship.

14. REPRESENTATIONS AND WARRANTIES

The representations and warranties in the Senior Loan Documents, made to the Lender as of the Closing, together with representations as to the [redacted] Settlement Agreement, the amounts owed

to [redacted] and [redacted] the absence of other defaults, the solvency of each Credit Party, the separateness of the Borrower and the Business Combination.

15. PUBLICITY AND DISCLOSURE

(a) **No Use of Name.** No Credit Party or any of its affiliates, directors, officers, employees, advisors or agents shall use the name, logo or trademarks of the Lender or any of its affiliates, or refer to the Lender, this Term Sheet or the Facility, in any press release, public announcement, investor presentation, website, social media post or marketing material, without the Lender's prior written consent in each instance.

(b) **Required Disclosure.** If XCF determines, on the advice of counsel, that disclosure of this Term Sheet, the Facility or the Lender is required by law, by the rules of the SEC or by Nasdaq listing rules, XCF shall (i) deliver the proposed disclosure to the Lender at least two business days before it is made, (ii) consider the Lender's comments in good faith, (iii) limit the disclosure to what is legally required, and (iv) not file any Definitive Document as an exhibit without seeking confidential treatment of the fee terms to the extent permitted.

(c) **No Characterization as a Commitment.** No Credit Party shall describe this Term Sheet, publicly or to any third party, as a commitment, approval or agreement to lend. Any permitted description shall state that this Term Sheet is non-binding and that any financing is subject to due diligence, credit approval, the consent of USDA and [redacted] and definitive documentation.

(d) **Breach.** Any breach of this Section 15 shall entitle the Lender to terminate this Term Sheet immediately, without refund of the Due Diligence Fee.

16. RIGHT OF FIRST OFFER AND LAST LOOK

The rights in this Section 16 and the exclusivity in Section 17(a) are agreements between XCF and the Lender. They will be documented in a separate side letter, are not part of the Facility or the Definitive Documents, and are not shared with [redacted]

(a) **Scope.** Until the Obligations are repaid in full, the Lender shall have a right of first offer and a last look on any debt financing, refinancing or recapitalization of XCF or any of its subsidiaries, including any refinancing or purchase of the Senior Notes and any debtor-in-possession financing (each, a "Future Financing").

(b) **Advance Notice.** Before soliciting, negotiating or accepting any proposal for a Future Financing from any person other than the Lender, XCF shall deliver to the Lender written notice describing the proposed Future Financing, including its amount, purpose, structure and collateral, together with all information reasonably requested by the Lender (a "Financing Notice").

(c) **First Offer.** The Lender shall have 20 days after receipt of a Financing Notice to deliver a proposal for the Future Financing (a "Lender Offer"). XCF shall not solicit any Future Financing from any other person until the earlier of the Lender delivering a Lender Offer or declining in writing, and the end of that 20-day period.

(d) **Third-Party Financing.** If XCF does not accept the Lender Offer, or the Lender does not deliver one, XCF may seek the Future Financing from third parties, provided that the terms are not materially more favorable to the lender than the Lender Offer and the Future

Financing closes within 120 days after the end of the 20-day period. Otherwise, the Future Financing is again subject to this Section 16.

(e) **Last Look.** Before accepting any third-party commitment or term sheet, XCF shall deliver a copy of it to the Lender. The Lender shall have ten business days to elect to provide the Future Financing on the same terms. If the Lender so elects, XCF shall accept the Lender's financing.

(f) **Coordination.** These rights are the same rights granted under the Lender's term sheet for the Paramount Facility. Compliance with the procedure under either term sheet satisfies both.

(g) **Breach.** Any breach of this Section 16 shall be a breach of the side letter entitling the Lender to its remedies under it, but shall not be an Event of Default under the Facility.

17. OTHER TERMS

(a) **Exclusivity.** From acceptance of this Term Sheet until the earlier of the Closing and the Outside Date, the Credit Parties shall not solicit, negotiate or accept any financing for the cure of the Senior Notes or the resolution of the [redacted] Claim from any party other than the Lender.

(b) **Assignment.** The Lender may assign or participate all or part of the Facility, including to a special purpose affiliate or managed vehicle designated under Section 1(a), subject to any limits in the Intercreditor Agreement. The Credit Parties may not assign their rights or obligations.

(c) **Indemnity.** The Credit Parties shall indemnify the Lender and its affiliates against all losses arising out of the Facility or the Reno Facility, including environmental liabilities, except to the extent caused by the gross negligence or willful misconduct of the indemnified person.

(d) **Confidentiality.** This Term Sheet and its contents are confidential and subject to the confidentiality agreement relating to Project Everest. This Term Sheet may be disclosed only to the directors, officers, employees and advisors of the Credit Parties who need to know it, to [redacted] USDA and [redacted] to the extent needed to obtain their consents and agreements, and as permitted by Section 15(b).

(e) **Governing Law.** This Term Sheet and the side letter: State of New York. The Definitive Documents: State of Nevada, the same as the Senior Notes. Each party waives trial by jury.

(f) **Expenses.** As provided in Section 8(c).

(g) **Counterparts.** This Term Sheet may be signed in counterparts and by electronic signature.

(h) **Binding Effect.** Except for Sections 8(a) (Due Diligence Fee), 8(c) (Expenses), 15 (Publicity and Disclosure), 16 (Right of First Offer and Last Look), 17(a) (Exclusivity), 17(d) (Confidentiality), 17(e) (Governing Law) and this Section 17(h) (Binding Effect) (together, the "Binding Provisions"), which are binding upon acceptance, this Term Sheet is a non-binding summary of indicative terms and is not a commitment to lend. Any commitment is subject to completion of due diligence satisfactory to the Lender, final credit approval, the consent of USDA and [redacted] and execution of the Definitive Documents.

(i) **Expiration.** This Term Sheet shall expire unless it is accepted by XCF and the Due Diligence Fee is received by the Lender by 5:00 p.m. Pacific Time on October 30, 2026.

ACCEPTANCE

By signing below, XCF Global, Inc., on behalf of itself and the other Credit Parties, accepts this Term Sheet and agrees to the Binding Provisions, including payment of the Due Diligence Fee in cash upon execution.

[redacted]
or its assigns

By: ______________________________
Name: [redacted]
Title: [redacted]
Date: ____________________________

XCF GLOBAL, INC.
on behalf of itself and the Credit Parties

By: ______________________________
Name: Chris Cooper
Title: Chief Executive Officer
Date: ____________________________